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DEC 23 2008
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morrison Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 W. Roosevelt Rd, Suite C2
(No. and Street)

Wheaton (City) IL (State) 60187 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Morrison 630-752-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dugan & Lopatka, CPA's
(Name – *if individual, state last, first, middle name*)

104 E. Roosevelt Rd (Address) Wheaton (City) IL (State) 60187 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas A. Morrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morrison Investments, Inc, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
SHERRY DEGROOT
Notary Public, State of Illinois
My Commission Expires 09/29/2012

Sherry DeGroot
Notary Public

X Thomas A. Morrison
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRISON INVESTMENTS, INC.

FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008

TOGETHER WITH
AUDITOR'S REPORT

Dugan & Lopatka

Certified Public Accountants & Consultants
A Professional Corporation
104 East Roosevelt Road
Wheaton, Illinois 60187
(630) 665-4440
Fax (630) 665-5030
http://www.tdip.com
e-mail: info@tdip.com

Michael J. Dugan
Jerry Lopatka
Mark F. Schultz
Peter J. Zich
Leo M. Misdom
T. Brett Flickinger
Karen M. Olson

Gwen Henry

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Morrison Investments, Inc.

We have audited the accompanying statement of financial condition of Morrison Investments, Inc. (an Illinois corporation) as of September 30, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morrison Investments, Inc. as of September 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Untied States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Dugan & Lopatka

DUGAN & LOPATKA

Wheaton, Illinois
November 20, 2008

EXHIBIT 1

MORRISON INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

	Allowable	Non-allowable	Total
CURRENT ASSETS:			
Cash and cash equivalents	$ 29,033	$ -	$ 29,033
Investments	34,884	-	34,884
Accounts receivable	18,768	5,816	24,584
Total current assets	82,685	5,816	88,501
OTHER ASSETS:			
Deposits	-	11,686	11,686
Total assets	$ 82,685	$ 17,502	$ 100,187

LIABILITIES AND STOCKHOLDER'S EQUITY

	Allowable	Non-allowable	Total
CURRENT LIABILITIES:			
Accounts payable	$ 5,750	$ -	$ 5,750
Accrued income taxes	1,725	-	1,725
Total current liabilities	7,475	-	7,475
COMMITMENTS			
STOCKHOLDER'S EQUITY:			
Common stock - No par value, 1,000 shares authorized, issued and outstanding	10,000	-	10,000
Paid-in capital	3,955	-	3,955
Retained earnings	78,757	-	78,757
Total stockholder's equity	92,712	-	92,712
Total liabilities and stockholder's equity	$ 100,187	$ -	$ 100,187

The accompanying notes are an integral part of this statement.

EXHIBIT 2

MORRISON INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2008

REVENUES:		
Commissions	$	159,310
Trading and monitoring fee income		435,577
Interest, dividends, and capital gains		2,036
Unrealized loss on firm securities investment account		(11,435)
Other income		1,921
Total revenues		587,409
EXPENSES:		
Regulatory fees and expenses		1,580
General and administrative costs		434,976
Officer salaries		48,000
Profit-sharing expense		7,174
Signature guarantee expense		2,197
Professional fees		5,767
Insurance		500
Other		7,373
Total expenses		507,567
NET INCOME BEFORE TAXES		79,842
INCOME TAX EXPENSE		1,625
NET INCOME	$	78,217

The accompanying notes are an integral part of this statement.

EXHIBIT 3

MORRISON INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, at September 30, 2007	$ 10,000	$ 3,955	$ 112,540	$ 126,495
NET INCOME	-	-	78,217	78,217
DISTRIBUTIONS TO STOCKHOLDER	-	-	(112,000)	(112,000)
BALANCE, at September 30, 2008	$ 10,000	$ 3,955	$ 78,757	$ 92,712

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

BALANCE, September 30, 2007	$ -
INCREASES	-
DECREASES	-
BALANCE, September 30, 2008	$ -

The accompanying notes are an integral part of this statement.

EXHIBIT 4

MORRISON INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	78,217
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized losses on investments		11,435
Realized losses on investments		2,618
Change in assets and liabilities:		
Decrease in accounts receivable		20,332
Increase in other assets		(8,360)
Increase in accounts payable		3,400
Decrease in accrued income taxes		(413)
Net cash provided by operating activities		107,229
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		(3,540)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder		(112,000)
DECREASE IN CASH AND CASH EQUIVALENTS		(8,311)
CASH AND CASH EQUIVALENTS, Beginning of year		37,344
CASH AND CASH EQUIVALENTS, End of year	$	29,033
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Taxes	$	2,038

The accompanying notes are an integral part of this statement.

MORRISON INVESTMENTS, INC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business -

Morrison Investments, Inc. (the Company) was incorporated in the State of Illinois in August, 1990. The Company is registered as a broker dealer and provides various financial services commensurate therewith. As a broker dealer, the Company is subject to the minimum net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission and is exempt from Rule 15c3-3.

Cash and Cash Equivalents -

The Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable -

Accounts receivable consists of commissions and fees receivable from mutual fund companies. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Use of Estimates -

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk -

The Company places its cash equivalents with high credit quality financial institutions, which are federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution at any given time may exceed these limits. Cash in banks, based on bank balances at September 30, 2008, did not exceed federally insured prescribed limits.

Basis of Accounting -

The financial statements of the Company have been prepared on the accrual basis of accounting.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Commissions -

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(2) INVESTMENTS:

At September 30, 2008, the mutual fund investments held had a market value of $34,884 which represents a decrease of $11,053 from the prior year after accounting for unrealized capital losses and for reinvested dividends.

Following is a summary of investments at September 30, 2008:

Mutual Funds	$ 34,884

(3) INCOME TAXES:

In accordance with an election under Subchapter S of the Internal Revenue Code, the income for tax purposes is separately reportable on the individual income tax return of the Company's sole shareholder. Therefore, no provision for federal income taxes is reflected in these financial statements. The current provision represents the statutory provision for state income taxes, where the Subchapter S election does not apply.

(4) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $69,977 which was $64,977 in excess of its required net capital of $5,000. The Company's net capital ratio was 11 to 1.

(5) RELATED PARTY:

The Company shares office and administrative costs with a related party company known as Morrison Financial Services, Ltd. ("MFS"). The Company is obligated to pay a minimum of $216,000 annually to MFS. An additional amount is payable quarterly to offset any net loss MFS may incur. The Company's share of the general and administrative costs was $434,976 and its share of salaries was $48,000 in the current fiscal year. MFS also maintains a 401(k) plan. The Company paid MFS $7,174 for profit-sharing expense during 2008.

MORRISON INVESTMENTS, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2008

Morrison Investments, Inc., (the Company) because of the limited nature of its operations, which places the Company in the $5,000 capital category as per Rule 15c3-1 is exempt from Rule 15c3-3. The Company has limited its activities to the representation of mutual funds, variable annuities, and limited partnerships. Individual securities will not be represented and the corporation does not hold funds of securities for, or owe money or securities to customers.

In our opinion, the conditions of the Company's exemption were being complied with as of the audit date. No facts came to our attention to indicate that the exemption has not been complied with.

SUPPLEMENTAL REPORT
SEPTEMBER 30, 2008

Our audit for the year ended September 30, 2008 did not disclose any material inadequacies existing.

Schedule 1

MORRISON INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Total ownership equity from balance sheet	$ 92,712
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	92,712
Add liabilities subordinated to claims of general creditors allowable in computation of net capital and other allowable credits	-
Total capital and allowable subordinated liabilities	92,712
Deduct nonallowable assets from balance sheet	17,502
Net capital before haircuts on securities positions	75,210
Haircuts on securities	5,233
Net capital	$ 69,977

MORRISON INVESTMENTS, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	498
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	64,977
Excess net capital at 1000%	$	69,927
Total aggregate indebtedness	$	7,475
Percentage of aggregate indebtedness to net capital		11%

END